Prime Lightworks Inc.



ANNUAL REPORT

444 Somerville Ave

Somerville, MA 02143

0

http://www.primelightworks.com

This Annual Report is dated April 28, 2021.

BUSINESS

Prime Lightworks intends to make electric propulsion systems for space satellites that are solar powered, fully renewable, and consume zero fuel. Based on physical analysis and software simulations, we have reason to believe our CubeSat electric propulsion systems will increase spacecraft lifetime and reliability, while eliminating spacecraft fuel entirely and drastically reducing launch vehicle size and fuel emissions. We have a patent pending on our CubeSat version of the NASA-tested radio frequency (RF) resonant cavity thruster, also called EmDrive. As currently designed, our propulsion system is modular and scalable to support all satellite mission architectures. We are also expanding our technology portfolio for renewable space propulsion to include reusable hydrogen rocket launch vehicle engine development. Our mission is to enable interplanetary space travel while eliminating emissions from aerospace propulsion and drastically reducing cost and waste.

Previous Offerings

Between December 20, 2019 and December 31, 2019, we sold 0 shares of common stock in exchange for $2.06 per share under Regulation Crowdfunding.

Between January 1, 2020 and December 31, 2020, we sold 235,156 shares of common stock in

exchange for $2.06 per share under Regulation Crowdfunding.

Subsequent to December 31, 2020, we sold 307,032 shares of common stock in exchange for $2.06 per share under Regulation Crowdfunding as of April 28, 2021.

Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000.00
Number of Securities Sold: 4,000,000
Use of proceeds: Startup Costs
Date: October 06, 2015
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $15,000.00
Number of Securities Sold: 705,883
Use of proceeds: Startup Costs
Date: January 01, 2016
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $6,450.93
Number of Securities Sold: 303,573
Use of proceeds: Startup Costs
Date: May 30, 2016
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $4,800.00
Number of Securities Sold: 16,000
Use of proceeds: Research & Development
Date: November 14, 2017
Offering exemption relied upon: Rule 701

Name: Common Stock
Type of security sold: Equity
Final amount sold: $3,200.00
Number of Securities Sold: 8,000
Use of proceeds: Research & Development
Date: November 14, 2017
Offering exemption relied upon: Rule 701

Type of security sold: Convertible Note
Final amount sold: $13,549.07

Use of proceeds: Startup Costs
Date: May 30, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $100,000.00
Use of proceeds: Research & Development
Date: June 15, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $75,000.00
Use of proceeds: Research & Development
Date: July 12, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $75,000.00
Use of proceeds: Research & Development
Date: July 28, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $300,000.00
Use of proceeds: Research & Development
Date: July 29, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $200,000.00
Use of proceeds: Research & Development
Date: August 31, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: August 31, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: September 30, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $100,000.00

Use of proceeds: Research & Development
Date: November 14, 2016
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $250,000.00
Use of proceeds: Research & Development
Date: May 08, 2017
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $300,000.00
Use of proceeds: Research & Development
Date: June 21, 2018
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $100,000.00
Use of proceeds: Research & Development
Date: February 01, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $125,000.00
Use of proceeds: Research & Development
Date: May 10, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: July 17, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: Research & Development
Date: August 28, 2019
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation
Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Operating Results – 2020 Compared to 2019

The Company is pre-revenue and has been incurring expenses to support our prototype research and development test campaign and satellite electric propulsion system go-to-market sales strategy. Since inception the Company has participated in the following incubator programs (Y Combinator; Greentown Labs; Cleantech Open; and Starburst Accelerator) and obtained funding through these programs and through our founder and officers.

Since incorporating in 2015, Prime Lightworks has raised $1.878M seed funding from founders, angel investors, and venture capital, in addition to $1.003M so far disbursed from our StartEngine Regulation Crowdfunding campaign as of April 28, 2021. We have prior authorization through Board Consent to raise an additional $1.725M seed funding through Simple Agreement for Future Equity (SAFE). Based on the success of this StartEngine Regulation Crowdfunding campaign (up to $1.07M), funds raised from the crowdfunding campaign will now make up 100% of the total funds our company will have after fundraising.

Liquidity and Capital Resources

As of December 31, 2020, the company had cash in the amount of $22,307. Cash went from $5,375 in 2019 to $22,307 in 2020 as the Company continued spending on payroll and acquisition of capital assets including prototype electronics and thrust measurement equipment.

On December 20, 2019, the Company launched our Regulation Crowdfunding campaign on StartEngine. As of December 31, 2020, the company had received disbursements in the amount of $437,180 from StartEngine Regulation Crowdfunding. As of April 28, 2021, the company has received disbursements in the amount of $1,003,229 from StartEngine Regulation Crowdfunding. This investment capital has allowed the Company to remain liquid and maintain normal business operations. On May 12, 2020, the Company received a Paycheck Protection Program (PPP) loan in the amount of $47,838 from Wells Fargo through the Small Business Administration (SBA). The company intends to raise additional equity capital in the future, pending R&D and customer milestones. As of April 28, 2021, the Company had cash in the amount of $222,748.

The company has a credit card from Wells Fargo with an interest rate of 12.24% on purchases and an outstanding balance of $10,960 as of April 28, 2021.

The Company has a credit card from American Express with an interest rate of 18.24% on purchases and an outstanding balance of $144 as of April 28, 2021.

The Company has a credit card from Capital One with an interest rate of 16.99% on purchases and an outstanding balance of $0 as of April 28, 2021.

The Company has a PayPal loan with an interest rate of 19.99% on purchases and an outstanding balance of $0 as of April 28, 2021.

The Company has a convertible note that bears no interest and an outstanding balance of $13,549 as of April 28, 2021.

The Company has received $1,825,000 from convertible SAFE notes as of April 28, 2021.

The Company previously had a Loan from Shareholders ($17,000 paid in full) with no interest rate and no maturity date and an outstanding balance of $0 as of April 28, 2021.

The Company has a Paycheck Protection Program (PPP) loan from Wells Fargo with an interest rate of 1.00% and an outstanding balance of $47,838 as of April 28, 2021.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $22,307.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SAFE Notes
Amount Owed: $1,825,000.00
Interest Rate: 0.0%
Maturity Date: N/A
The Company has received $1,825,000 from convertible SAFE notes as of April 28, 2021.

Creditor: Convertible Notes
Amount Owed: $13,549.07
Interest Rate: 0.0%
Maturity Date: May 30, 2026
The Company has a convertible note that bears no interest and an outstanding balance of $13,549 as of April 28, 2021.

Creditor: Shareholder Loan
Amount Owed: $0.00
Interest Rate: 0.0%
The Company previously had a Loan from Shareholders ($17,000 paid in full) with no interest rate and no maturity date and an outstanding balance of $0 as of April 28, 2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kyle Bernard Flanagan

Kyle Bernard Flanagan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Sole Director

Dates of Service: October 05, 2015 - Present
Responsibilities: Authorize board consents, elect officers, authorize equity incentive plan, authorize fundraising

Position: CEO, President, CFO/Treasurer, Secretary
Dates of Service: October 05, 2015 - Present
Responsibilities: Authorize engagements, file tax forms, manage employees, manage budget, intellectual property protection, prototype development, generate growth/users/revenue. Executive Salary: $120,000 per year. Equity: 4,001,304 shares.

Name: Peter Clinton Dohm

Peter Clinton Dohm's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP Engineering
Dates of Service: May 17, 2019 - Present
Responsibilities: Research & Development (R&D) of radio frequency (RF) resonant cavity thruster propulsion system. Officer Salary: $67,500 per year. Equity: 24,000 shares; 16,000 options.

Position: RF Design Engineer
Dates of Service: July 01, 2016 - Present
Responsibilities: Research & Development (R&D) of radio frequency (RF) resonant cavity thruster propulsion system.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Kyle Bernard Flanagan
Amount and nature of Beneficial ownership: 4,001,304
Percent of class: 71.78%

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

The Company has authorized Common Stock, Convertible Security, and Simple Agreement for Future Equity (SAFE). As part of the Regulation Crowdfunding raise, the Company will be offering up to 519,417 shares of Common Stock. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common stock

The amount of security authorized is 10,000,000 shares of common stock, par value $0.00001 per share. As of December 31, 2020, 5,267,056 shares of common stock were outstanding. As of April 28, 2021, a total of 5,574,088 shares of common stock are outstanding.

Voting Rights

Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Material Rights

The total amount of 5,574,088 shares of common stock outstanding includes granted but unexercised stock options for 169,916 shares of common stock and unexercised warrants for 5,000 shares of common stock.

Convertible Securities

The security will convert into Preferred stock and the terms of the Convertible Security are outlined below:

Amount outstanding: $13,549.07
Maturity Date: May 30, 2026
Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: None
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $5,000,000

Material Rights

There are no material rights associated with Convertible Security.

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $100,000.00
Interest Rate: 0.0%
Discount Rate: None

Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $250,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $75,000.00
Interest Rate: 0.0%
Discount Rate: 75.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $250,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $375,000.00
Interest Rate: 0.0%
Discount Rate: 75.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $300,000.00
Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: None
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

Simple Agreement for Future Equity (SAFE)

The security will convert into Preferred stock and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $975,000.00
Interest Rate: 0.0%
Discount Rate: None
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Equity Financing (preferred stock sale) $1,000,000

Material Rights

There are no material rights associated with Simple Agreement for Future Equity (SAFE).

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes

to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

Prime Lightworks Inc.

By /s/ *KYLE BERNARD FLANAGAN*

Name: KYLE BERNARD FLANAGAN

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Prime Lightworks Inc.
Annual Report Disclosures

Accounts	Source	2020	2019	Notes
Total Assets	Bal Sht	$ 368,863.76	$ 320,261.49	
Cash Equivalents	Bal Sht	$ 22,307.55	$ 5,374.68	
Accounts Received	Bal Sht	$ -	$ -	No Receivables
Short Term Debt	Bal Sht	$ 49,198.27	$ 51,661.59	
Long Term Debt	Bal Sht	$ 2,364,424.59	$ 1,855,549.00	
Revenue	P&L	$ -	$ -	No Sales
COGS	P&L	$ -	$ -	No Sales
Taxes Paid	P&L	$ 2,191.69	$ 2,330.47	
Income*	P&L	$ (455,618.31)	$ (407,952.09)	

*Added back CA, MA, DE and Other Taxes.

Prime Lightworks Inc.
Profit and Loss YTD Comparison
January - December 2020

	Total	
	Jan - Dec 2020	**Jan - Dec 2019 (PY)**
Income		
Total Income		
Gross Profit	$ 0.00	$ 0.00
Expenses		
Advertising & Marketing	45,313.17	10,757.24
Automobile	36.00	68.00
Bank Charges & Fees	174.76	149.40
Business Licenses		2,945.00
Contractors		11,001.80
Dues & Subscription	7,729.64	6,910.27
Insurance	4,150.70	3,767.80
Interest Paid	4,391.09	2,409.81
IT Services	2,760.00	2,040.00
Legal & Professional Services	143,448.27	31,853.99
Meals & Entertainment	27.69	
Moving Expense	1,823.84	
Office Expense	7,697.55	5,001.68
Payroll Expenses	0.00	0.00
Officer Compensation	153,125.00	
Payroll Taxes	12,372.06	17,900.39
Salaries & Wages		211,723.94
Total Payroll Expenses	$ 165,497.06	$ 229,624.33
Payroll Processing Fees	2,013.00	2,250.00
Reimbursable Expenses	0.00	
Rent & Lease	59,991.26	93,372.83
Shipping	102.64	2,181.07
Small Equipment Expensed	6,838.06	7,600.40
Taxes		
CA Taxes	830.00	825.00
DE Franchise Tax		450.00
MA Taxes	637.00	606.00
Other Taxes	724.69	449.47
Total Taxes	$ 2,191.69	$ 2,330.47
Travel	1,691.93	6,707.15
Utilities	3,931.68	5,785.70
Total Expenses	$ 459,810.03	$ 426,756.94
Net Operating Income	-$ 459,810.03	-$ 426,756.94
Other Income		
Employment Reimbursement Income		16,464.36
Interest Income	0.03	10.02
Non-Taxable SBA Grant	2,000.00	
Total Other Income	$ 2,000.03	$ 16,474.38

Net Other Income	$	2,000.03	$	16,474.38
Net Income	-$	457,810.00	-$	410,282.56

Sunday, Apr 25, 2021 03:32:34 PM GMT-7 - Accrual Basis

Prime Lightworks Inc.
Balance Sheet Comparison
As of December 31, 2020

	Total	
	As of Dec 31, 2020	**As of Dec 31, 2019 (PY)**
ASSETS		
Current Assets		
Bank Accounts		
BUSINESS CHECKING (4884)	22,307.55	5,204.87
BUSINESS MARKET RATE SAVINGS (3614)	0.00	97.54
BUSINESS PLATINUM SAVINGS (3598)	0.00	72.27
Total Bank Accounts	$ 22,307.55	$ 5,374.68
Total Current Assets	$ 22,307.55	$ 5,374.68
Fixed Assets		
Accumulated Depreciation	-151,610.81	-151,610.81
Computers & Equipment	51,311.53	51,311.53
Furniture & Fixtures	11,966.97	11,966.97
Hardware Machining	75,867.07	75,867.07
Software	65,207.15	65,207.15
Test Equipment	193,895.32	193,680.32
Test Hardware	70,602.35	65,117.58
Total Fixed Assets	$ 317,239.58	$ 311,539.81
Other Assets		
Crowdfunding Deposits Held in Escrow	25,969.63	
Organizational Costs	3,347.00	3,347.00
Start-up Costs	0.00	0.00
Total Other Assets	$ 29,316.63	$ 3,347.00
TOTAL ASSETS	$ 368,863.76	$ 320,261.49
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	17,033.00	17,033.00
Total Accounts Payable	$ 17,033.00	$ 17,033.00
Credit Cards		
AMEX CREDIT 11006	143.98	143.98
AMEX CREDIT 71000	0.00	0.00
BUSINESS CARD (5276)	20,616.55	25,760.28
BUSINESS LINE OF CREDIT (2538)	0.00	0.00
CAP1 CREDIT 4643	2,805.73	8,724.33
Total Credit Cards	$ 23,566.26	$ 34,628.59
Other Current Liabilities		
Paypal Loan	0.00	0.00
Payroll Tax Liability	8,599.01	
Total Other Current Liabilities	$ 8,599.01	$ 0.00
Total Current Liabilities	$ 49,198.27	$ 51,661.59

Long-Term Liabilities				
Convertible Notes		2,299,586.59		1,838,549.00
Loan from Shareholders		17,000.00		17,000.00
Wells Fargo PPP Loan		47,838.00		
Total Long-Term Liabilities	$	2,364,424.59	$	1,855,549.00
Total Liabilities	$	2,413,622.86	$	1,907,210.59
Equity				
Additional Paid In Capital		32,021.00		32,021.00
Common Stock		8,050.00		8,050.00
Opening Balance Equity		0.00		0.00
Retained Earnings		-1,574,078.50		-1,163,795.94
Treasury Stock		-52,941.60		-52,941.60
Net Income		-457,810.00		-410,282.56
Total Equity	-$	2,044,759.10	-$	1,586,949.10
TOTAL LIABILITIES AND EQUITY	$	368,863.76	$	320,261.49

Sunday, Apr 25, 2021 03:34:30 PM GMT-7 - Accrual Basis

Prime Lightworks Inc.
Statement of Cash Flows
January - December 2020

		Total
OPERATING ACTIVITIES		
Net Income		-457,810.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
AMEX CREDIT 11006		0.00
AMEX CREDIT 71000		0.00
BUSINESS CARD (5276)		-5,143.73
CAP1 CREDIT 4643		-5,918.60
Paypal Loan		0.00
Payroll Tax Liability		8,599.01
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	2,463.32
Net cash provided by operating activities	-$	460,273.32
INVESTING ACTIVITIES		
Test Equipment		-215.00
Test Hardware		-5,484.77
Crowdfunding Deposits Held in Escrow		-25,969.63
Net cash provided by investing activities	-$	31,669.40
FINANCING ACTIVITIES		
Convertible Notes		461,037.59
Wells Fargo PPP Loan		47,838.00
Net cash provided by financing activities	$	508,875.59
Net cash increase for period	$	16,932.87
Cash at beginning of period		5,374.68
Cash at end of period	$	22,307.55

CERTIFICATION

I, KYLE BERNARD FLANAGAN, Principal Executive Officer of Prime Lightworks Inc., hereby certify that the financial statements of Prime Lightworks Inc. included in this Report are true and complete in all material respects.

KYLE BERNARD FLANAGAN

Principal Executive Officer